Exhibit 4.20

SERVICING AGREEMENT

THIS AMENDED AND RESTATED SERVICING AGREEMENT dated as of January 24, 2013 amends and restates a Servicing Agreement dated August 9, 2012 (this “Agreement”), among BBAM US LP, a Delaware limited partnership(formerly known as BBAM LLC) (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”) and Fly Leasing Limited (“FLL”, together with its affiliates and subsidiaries collectively referred to herein as, the “Company”), as amended through the date hereof.

WHEREAS, the Company is the owner (directly or indirectly) of certain aircraft (the “Aircraft”) identified on the attached Schedule 1 (as the same may be updated from time to time) and has leased such Aircraft pursuant to certain aircraft lease agreements described in further detail in Schedule 3.17(b) of that certain Term Loan Credit Agreement (the “Credit Agreement”) dated on or about the date hereof among Fly Funding II S.à r.l., as borrower, FLL, as a guarantor party, Citibank, N.A., as administrative agent and such other parties as may be identified therein (collectively, the “Leases,” which term shall include any subsequent leases for the Aircraft during the term of this Agreement); and

WHEREAS, the Company wishes to engage BBAM and BBAM Ireland, collectively, as Servicers to provide certain administrative and management services with respect to the Aircraft during the term of the Leases and each of BBAM and BBAM Ireland hereby accepts such appointment and agrees to provide such services, all in accordance with the terms hereof.

NOW, THEREFORE, it is agreed as follows:

1.	Administration and Servicing Obligations.

The Company hereby appoints BBAM and BBAM Ireland, collectively, to act as the exclusive servicer in respect of its interest in the Aircraft and the Leases and for the acquisition and disposition of the Aircraft in accordance with the terms and provisions of this Agreement and for the purposes described herein. Pursuant to this appointment, BBAM and BBAM Ireland will perform the services listed in Schedule 2 to this Agreement (the “Services”).

2.	Compensation for Services.

In consideration of the Servicers performing the Services, the Company shall pay a fee equal to 3.5% of the monthly rents (excluding maintenance reserves or other supplemental rent) actually collected (including the application of a deposit for monthly rent owed) which fee shall be deemed fully earned upon receipt of any monthly rent (the “Servicing Fee”).

In addition, effective as of August 9, 2012, the Company shall pay to the Servicers an administrative fee of $10,000 per month plus $1,000 per month per aircraft (the “Administrative Fee”), which shall be deemed fully earned upon the first day of each calendar month and which shall be prorated for any partial month.

In addition to the Servicing Fee and the Administrative Fee, the Company shall pay to the Servicers a fee equal to 1.5% of the gross consideration collected with respect to the sale of any Aircraft, which such fee shall be deemed fully earned upon receipt of such sales proceeds and shall be paid upon such receipt (the “Disposition Fee); provided however, no Disposition Fee shall be payable on the sale of any Aircraft related to a refinancing or a transfer of the Aircraft among the Company’s subsidiaries.

3.	Servicer’s Expenses.

Except as provided in Section 4 hereof, all reasonable out-of-pocket expenses (including without limitation, reasonable attorneys’ fees) incurred by each Servicer (and its delegee, if any) in connection with the production of any letter of intent, sale or lease agreement or any agreement or other document in connection with the performance of its duties and obligations hereunder, including, without limitation, the sale or lease of the Aircraft (including marketing material) or for promotional advertising, travel or any other expenses incurred in connection with the performance of its duties and obligations hereunder including, without limitation, arranging such sale or lease, and any other reasonable out-of-pocket expenses incurred by the Servicers in performing the Services will be reimbursable by the Company to each Servicer upon receipt of invoice.

4.	Other Parties.

It is acknowledged and agreed that the Servicers may, in order to discharge the Services, engage other parties to provide services or render advice where the Servicers believe this is appropriate; provided that any such other party is reputable in the industry and selected in good faith by the Servicers in accordance with prudent aircraft leasing practices. Such engagement shall be at the Servicers’ expense and shall not in any way affect the Servicers’ responsibility to the Company to provide the Services. Notwithstanding the foregoing, the Servicers may assign any of its rights to receive payment under this Agreement.

5.	Standard of Care; Limitations on Liability; Indemnity.

Subject to the provisions of this Agreement, the Servicers shall use reasonable care and diligence at all times in the performance of the Services (i) consistent with the customary commercial practice of major international aircraft lessors in the management, servicing and marketing of commercial jet aircraft and related assets and (ii) with no less reasonable care and diligence as the Servicers would use in providing the Services with respect to other aircraft that are owned or managed by the Servicers.

Neither BBAM nor BBAM Ireland nor any affiliate of BBAM and BBAM Ireland to whom duties of BBAM and BBAM Ireland are delegated pursuant to this Agreement, nor any agent, contractor, vendor, member, partner, manager, director, officer, employee of BBAM or BBAM Ireland or any such affiliate or any other person who serves at the request of any of the foregoing in connection with this Agreement (each severally, a “BBAM Covered Person”) shall be liable, responsible or accountable in damages or otherwise to the Company for any losses, damages, liabilities, demands or expenses suffered by the Company or which directly or indirectly arise out of, in connection with or related to, the performance by BBAM, BBAM

Ireland or any BBAM Covered Person of this Agreement or any mistakes of judgment or for action or inaction, except to the extent arising out of the gross negligence or willful misconduct of BBAM, BBAM Ireland or such BBAM Covered Person in performance of the Services. In no case shall the liability of the Servicers exceed the revenues actually received by the Servicers from the Company pursuant to this Agreement.

The Company agrees on demand to indemnify and hold harmless the Servicers and any BBAM Covered Person from and against all claims, demands, costs, expenses and liabilities incurred by the Servicers or any BBAM Covered Person arising out of the performance by the Servicers or any BBAM Covered Person of its obligations under this Agreement, unless caused by the gross negligence or willful misconduct of the Servicers or any BBAM Covered Person in performance of its services under this Agreement. The obligations of the Company under this Section 5 shall survive the termination of this Agreement pursuant to Section 10 hereof.

6.	Transaction Approval Requirements.

The Servicers shall not do any of the following without the prior approval of the Company:

(a)	sell (or enter into any agreement to sell) or otherwise dispose of the Aircraft (excluding any sale or exchange of any Engine, parts or components thereof or aircraft or engine spare parts or ancillary equipment or devices furnished therewith) forming part of the Aircraft;

(b)	enter into any new lease (or any renewal or extension of an existing Lease);

(c)	terminate any Lease with respect to the Aircraft except in the case of an actual or likely lessee default, bankruptcy or insolvency;

(d)	enter into on behalf of the Company any order or commitment to acquire Aircraft, engines or any part thereof; and

(e)	make or consent to any material modification (to the extent that either Servicer has any right to make, consent to, or prevent any modification) to any required insurance or cause the Aircraft to be employed in any place or in any manner or for any purpose inconsistent with the terms of or outside the coverage provided by any required insurance.

7.	Notices.

Any notice or communication under or in connection with this Agreement shall be in writing and shall be delivered personally or by post, telex, facsimile (confirmed as received by the recipient) or cable to the respective addresses or telex or fax numbers given below or such other address or telex or fax number as the recipient may have notified to the sender in writing. Proof of posting or dispatch shall be deemed proof of receipt:

(a)	in the case of a letter, on the fifth business day after posting;

(b)	in the case of a telex or cable, on the business day immediately following the date of dispatch; and

(c)	in the case of a facsimile, on the date on which the recipient confirms receipt:

to BBAM at:	50 California Street, 14th Floor
San Francisco, CA 94111
Facsimile:+1-415-618-3337
Attention: General Counsel

to BBAM Ireland at:	West Pier, Dun Laoghaire
County Dublin, Ireland
Facsimile: +353-1-231-1901
Attention: General Counsel

to the Company at:	c/o Fly Leasing Limited
West Pier, Dun Laoghaire
County Dublin, Ireland
Facsimile: +353-1-231-1901
Attention: General Counsel

Any party by notice given in accordance with this Section 7 to the other party may designate another address or person for receipt of notices hereunder.

8.	Governing Law.

This Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York.

9.	Non-Exclusive Jurisdiction in New York.

The parties hereby consent to the non-exclusive jurisdiction of any state or Federal court located in the County of New York, New York. Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction. The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the person to be served by air mail, certified or registered mail to the address set forth in Section 7, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.

10.	Termination, Resignation.

The parties hereto agree that the Company’s obligations hereunder, BBAM’s and BBAM Ireland’s appointment as Servicer, the Servicers’ right to receive the Servicing Fee, the Administrative Fee and other compensation pursuant to Section 2 shall terminate if a Termination Event shall occur, and provided that the Servicers shall not have remedied such Termination Event within the applicable cure periods described below. For purposes of this Section 10, each of the events described in the following paragraphs shall constitute a Termination Event:

(a)	the insolvency of the Servicers or the commencement of any voluntary or involuntary bankruptcy, insolvency, liquidation, winding-up or similar proceedings in relation to the Servicers;

(b)	the Servicers shall make a general assignment for the benefit of its creditors;

(c)	a material breach by the Servicers of any one or more of the obligations contained in this Agreement which shall continue unremedied for a period of 30 days after written notice thereof by the Company;

(d)	the Aircraft other than by a substitution of such Aircraft as permitted under the Credit Agreement shall cease to be owned by the Company; or

(e)	the Servicers cease to be actively involved in the aircraft leasing business.

At any time during the term of this Agreement, each of BBAM and BBAM Ireland shall be entitled to resign as servicer if the Company shall fail to pay in full any Servicing Fee, Administrative Fee, reimbursable expense or such other amount payable to the Servicers hereunder within 30 days after receipt of written notice from the Servicers of such failure.

11.	Confidentiality.

This Agreement is confidential and neither party shall disclose any or all of its content to any third party, other than to its affiliates, the Administrative Agent and the Lenders (as such terms are defined in the Credit Agreement), including any potential assignee, transferee or participant of such Lender (provided, such assignees, transferees or participants agree to be bound by the confidentiality provisions of the Credit Agreement) and, in the case of the Servicers, any party to which it makes a delegation pursuant to Section 4 hereof, without the prior consent of the other party.

12.	Counterparts.

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

13.	Amendment.

This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.

14.	Illegality.

If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

FLY LEASING LIMITED

By:
Name:
Title:

BBAM US LP

By:
Name:
Title:

BBAM AVIATION SERVICES LIMITED

By:
Name:
Title: